UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

500.COM LIMITED

(Name of Issuer)

Class A Ordinary Shares, $0.00005 par value per share

(Title of Class of Securities)

33829R100

(CUSIP Number)

Sequoia Capital 2010 CGF Holdco, Ltd.

Suite 3613, 36/F

Two Pacific Place

88 Queensway

Hong Kong, PRC

Attention: Neil Nanpeng Shen

Telephone: (852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

June 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33829R100	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital 2010 CGF Holdco, Ltd. IRS Identification No. 98-0660289
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,042,734
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,042,734
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,042,734
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 33829R100	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth 2010 Fund, L.P. IRS Identification No. 98-0678095
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,042,734
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,042,734
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,042,734
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 33829R100	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC China Growth 2010 Management, L.P. IRS Identification No. 98-0678094
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,042,734
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,042,734
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,042,734
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 33829R100	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC China Holding Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,042,734
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,042,734
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,042,734
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 33829R100	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SNP China Enterprises Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,042,734
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,042,734
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,042,734
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 33829R100	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neil Nanpeng Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,042,734
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,042,734
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,042,734
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person (See Instructions) IN

For each Reporting Person, the Schedule 13D as initially filed on December 6, 2013, remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the initial Schedule 13D filing and Amendment No. 1 to the Schedule 13D filed on December 17, 2014 is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Sequoia Capital 2010 CGF Holdco, Ltd., a Cayman Islands limited liability company (“SC Holdco”); (2) Sequoia Capital China Growth 2010 Fund, L.P., a Cayman Islands exempted limited partnership (“SCC Growth”); (3) SC China Growth 2010 Management, L.P., a Cayman Islands exempted limited partnership (“SCC MGMT”); (4) SC China Holding Limited, a Cayman Islands limited liability company (“SCC HOLD”); (5) SNP China Enterprises Limited, a British Virgin Islands limited liability company (“SNP”); and (6) Neil Nanpeng Shen, a Hong Kong SAR citizen. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of the Reporting Persons is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong, PRC.

(c) The principal occupation or employment of each of SC Holdco and SCC Growth is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of SCC MGMT is to serve as general partner of SCC Growth. The principal occupation or employment of SCC Growth is to serve as the owner of SC Holdco. The principal occupation or employment of SCC HOLD is to serve as general partner of SCC MGMT. The principal occupation or employment of SNP is to serve as the parent company of SCC HOLD. The principal occupation or employment of Neil Nanpeng Shen is to serve as the founding managing partner of Sequoia Capital China and the sole owner of SNP.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SC Holdco, SCC Growth, SCC MGMT and SCC HOLD are each organized under the laws of the Cayman Islands. SNP is organized under the laws of the British Virgin Islands. Neil Nanpeng Shen is a citizen of Hong Kong SAR.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by adding the following new paragraphs after the eighth paragraph thereof:

In June 2015, the Issuer announced that it had completed the sale of 63,500,500 newly issued Class A Shares to an investor not related to the Reporting Persons. As a result of the newly issued Ordinary Shares, the Reporting Persons’ ownership percentage of outstanding Class A Shares was reduced to 10.9% from 14.1%.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety to read as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Class A Shares and the percentage of total outstanding Class A Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Shares in this Statement are based upon 321,329,242 Class A Ordinary Shares outstanding as of June 29, 2015 based on information provided to the Reporting Persons by the Issuer. The Reporting Persons may be deemed to beneficially own an aggregate of 35,042,734 Class A Shares, which constitutes approximately 10.9% of the Company’s Class A Shares, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SC Holdco beneficially owns 35,042,734 Class A Shares, which represents approximately 10.9% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC Growth, as the parent company of SC Holdco, may be deemed to beneficially own 35,042,734 Class A Shares, which represents approximately 10.9% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC MGMT, as the general partner of SCC Growth, may be deemed to beneficially own an aggregate of 35,042,734 Class A Shares, which represents approximately 10.9% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of SCC MGMT, may be deemed to beneficially own an aggregate of 35,042,734 Class A Shares, which represents approximately 10.9% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, which is the parent company of SCC HOLD, may be deemed to beneficially own an aggregate of 35,042,734 Class A Shares, which represents approximately 10.9% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Neil Nanpeng Shen, who wholly owns and is the sole director of SNP, may be deemed to beneficially own an aggregate of 35,042,734 Class A Shares, which represents approximately 10.9% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) The Reporting Persons have not effected any transactions in the Class A Shares during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

99.1	Joint Filing Agreement dated as of July 1, 2015, by and among SC Holdco, SCC Growth, SCC MGMT, SCC HOLD, SNP and Neil Nanpeng Shen.

99.2

Convertible Promissory Note Purchase Agreement, dated as of October 20, 2013, by and between the Company and SC Holdco (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to Form F-1, filed by the Company on

November 8, 2013).

99.3	Share Purchase Agreement, dated as of October 20, 2013, by and between the Company and SC Holdco (incorporated by reference to Exhibit 4.5 to the Form F-1, filed by the Company on October 22, 2013).

99.4	Note Purchase Agreement, dated as of October 21, 2013, by and between Power Profit Group Limited, Heping Wan and SC Holdco (incorporated by reference to Exhibit 4 to the Schedule 13D filed by the Reporting Persons on December 6, 2013).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 1, 2015

SEQUOIA CAPITAL 2010 CGF HOLDCO, LTD.

/s/ Kok Wai Yee
Name: Kok Wai Yee
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA GROWTH 2010 FUND, L.P.

By: SC China Growth 2010 Management, L.P.
A Cayman Islands exempted limited partnership,
Its General Partner

By: SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Kok Wai Yee
Name: Kok Wai Yee
Title: Authorized Signatory

SC CHINA GROWTH 2010 MANAGEMENT, L.P.

By: SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Kok Wai Yee
Name: Kok Wai Yee
Title: Authorized Signatory

SC CHINA HOLDING LIMITED

/s/ Kok Wai Yee
Name: Kok Wai Yee
Title: Authorized Signatory

SNP CHINA ENTERPRISES LIMITED

/s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen
Title: Authorized Signatory

NEIL NANPENG SHEN

/s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen